Filed Pursuant to Rule 424(b)(3)
File Number 333-120973
PROSPECTUS SUPPLEMENT NO. 9
to Prospectus declared
effective on February 11, 2005,
as supplemented on March 28, 2005, April 6, 2005, April 15, 2005, May 6, 2005, May 19, 2005, June
28, 2005, August 15, 2005 and September 30, 2005
(Registration No. 333-120973)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
This Prospectus Supplement No. 9 supplements our Prospectus dated February 11, 2005, Prospectus Supplement No. 1 dated March 28, 2005, Prospectus Supplement No. 2 dated April 6, 2005, Prospectus Supplement No. 3 dated April 15, 2005, Prospectus Supplement No. 4 dated May 6, 2005, Prospectus Supplement No. 5 dated May 19, 2005, Prospectus Supplement No. 6 dated June 28, 2005, Prospectus Supplement No. 7 dated August 15, 2005 and Prospectus Supplement No. 8 dated September 30, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 9 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7 and Prospectus Supplement No. 8.
This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated October 14, 2005, as filed by us with the Securities and Exchange Commission.
Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is October 19, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 13, 2005

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

(Exact name of registrant specified in charter)

Delaware	000-50505	13-4287300

(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Foxborough Blvd., Suite 240 Foxborough, MA 02035

(Address of principal executive offices) (Zip Code)

(508) 549-9981

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
Item 9.01. Financial Statements and Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 8.01     Other Events.
     On October 13, 2005, Cyberkinetics Neurotechnology Systems, Inc. (Cyberkinetics) issued a press release announcing that it, Case Western Reserve University (Case) and the Cleveland FES (Functional Electrical Stimulation) Center (FES Center) had been awarded a contract from the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). A copy of the press release is attached hereto as Exhibit 99.1.
Item 9.01.     Financial Statements and Exhibits.
(c)     Exhibits:

Exhibit
Number	Description

99.1	Press release of Cyberkinetics Neurotechnology Systems, Inc. dated October 13, 2005.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.

Date: October 14, 2005	By: /s/ Timothy R. Surgenor

Timothy R. Surgenor Chief Executive Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press release of Cyberkinetics Neurotechnology Systems, Inc. dated October 13, 2005.

Exhibit 99.1
Cyberkinetics, Case Western Reserve University and the Cleveland FES Center to Jointly Develop Neuroprosthesis to Restore Voluntary Arm and Hand Function
Development Program Funded by $4.4 Million, Five-Year Grant from the National Center for Medical Rehabilitation Research (NCMRR)
FOXBOROUGH, Mass. & CLEVELAND, Oct 13, 2005 (BUSINESS WIRE) — Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN) (Cyberkinetics), Case Western Reserve University (Case) and the Cleveland FES (Functional Electrical Stimulation) Center (FES Center) today announced that they have been awarded a five-year, $4.4 million contract from the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). According to the contract, Cyberkinetics will receive up to $2.3 million of the total award over the five-year period covered by the agreement.
The contract provides Cyberkinetics, Case and the FES Center with financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury (SCI). The joint project will combine limb movement technology developed at Case and the FES Center with brain-interface technology developed at Cyberkinetics. The proposed neuroprosthetic system would offer human users an advanced system incorporating Cyberkinetics’ BrainGate™ Neural Interface System (BrainGate System) to sense intended movement and generate command signals. The command signals would drive a hybrid FES-orthosis, an orthotic device for the upper limbs, designed to provide the user with thought-controlled arm and hand movement through the use of the patient’s own muscles. The purpose of the device will be, ultimately, to restore voluntary control of paralyzed muscles.
“We are very excited to combine Cyberkinetics’ unique expertise in human brain interfaces with the FES Center’s unique expertise in using functional electrical stimulation to restore meaningful arm and hand function to individuals with complete arm paralysis,” stated Robert Kirsch, Ph.D., Principal Investigator, Case Western University and the Cleveland FES Center.
“The ultimate goal of the BrainGate™ System is to provide an operating system that enables people with paralysis to move their own limbs simply by thinking,” said John Donoghue, Ph.D., Chief Scientific Officer of Cyberkinetics. “This contract is a critical first step toward achieving our goal. We are extremely enthusiastic to be working with Case and the FES Center’s world-class team of investigators to advance restorative rehabilitation for paralyzed people. In addition, we are gratified that the NICHD has provided us the opportunity to develop our BrainGate™ technology that has the potential to improve the lives of those with severe paralysis.”
“We are honored to be working with a premier academic institution and with renowned researchers and physicians to develop technology that aims to improve the lives of those with spinal cord injuries,” added Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. “As a result of being awarded this contract, Cyberkinetics now has expanded resources to further develop applications of the BrainGate™ System with the goal of enabling those with severe motor impairments to control their own limbs.”

The collaboration between Cyberkinetics and Case pairs two state-of-the-art technologies. Cyberkinetics is the first and, to date, the only group to obtain FDA-approval for a pilot trial in humans using an implantable multichannel, intracortical microelectrode array. The ongoing pilot study aims to test the ability of an individual with high cervical SCI to control computers and other external devices with signals obtained from the motor cortex. Cyberkinetics is currently reviewing data from two participants implanted with the BrainGate System. The Cleveland FES Center at Case Western has a track record in the implementation of upper-extremity FES systems covering more than 25 years with more than 300 users. Investigators from both teams have extensive experience in decoding cortical signals into multidimensional movement commands for real-time control of FES systems, computers, and robotic devices in experiments using monkeys. Together, the team has the potential to advance cortical interfaces into the world of restorative rehabilitation as a “brain-body interface” (BBI).
About the BrainGate™ System
The BrainGate Neural Interface System is a proprietary brain-computer interface (BCI). BrainGate is an investigational device currently in pilot clinical trials that consists of an internal sensor to detect brain cell activity and external processors that convert these brain signals into a computer-mediated output under the person’s own control. The sensor is a tiny silicon chip about the size of a baby aspirin with one hundred electrodes, each thinner than a human hair, that can detect the electrical activity of neurons. The sensor is implanted on the surface of the area of the brain responsible for movement, the motor cortex. A small wire connects the sensor to a pedestal that is placed on the skull, extending through the scalp. An external cable connects the pedestal to a cart containing computers, signal processors and monitors that enable the study operators to determine how well study participants can control devices driven by their neural output — that is, by thought alone. The ultimate goal of the BrainGate System development program is to create a safe, effective and unobtrusive universal operating system that will enable those with motor impairments resulting from a variety of causes to quickly and reliably control a wide range of devices, including computers, assistive technologies and medical devices, and in this implementation (project) the muscles of a person with paralysis, simply by using their thoughts.
Cyberkinetics is currently conducting two pilot clinical trials of the BrainGate™ System. In its first pilot clinical trial currently underway, clinical researchers are testing the safety and feasibility of the BrainGate in those with severe paralysis resulting from spinal cord injury (SCI), muscular dystrophy, or with “locked-in” syndrome (tetraplegia and the inability to speak) secondary to stroke. Previously published results from this study of the BrainGate System have demonstrated that a person with severe paralysis may be able to control a computer cursor in order to operate external devices, as well as to operate a prosthetic hand. In a second pilot trial, researchers are testing the BrainGate System in those with ALS (amyotrophic lateral sclerosis or Lou Gehrig’s disease) and other motor neuron diseases. The study is being conducted at Massachusetts General Hospital (MGH).
About FES (Functional Electrical Stimulation)
FES is a method of applying low level electrical currents to the body to restore or improve function. A heart pacemaker is one example of an FES System. Another example of an FES System is one which employs an electrical current to restore movement by initiating muscle contractions in paralyzed extremities. The main components of an FES system are the electrodes, the stimulator, and sensors or switches. When FES is being used to move muscles, current pulses in the electrodes cause the weakened or paralyzed muscles to contract. Electrodes may be placed on the surface of the skin or they may be implanted under the skin. The stimulator controls the strength and timing of the low-level pulses that flow to the electrodes. The sensors or switches control the starting and stopping of the pulses supplied by the stimulator. To be truly practical, an FES system needs to correct for changes in the environment and day-to-day changes in the user’s body via a feedback method that can adjust the stimulation so that it accomplishes the desired movement. Some FES systems are currently available to consumers, others are undergoing clinical evaluation, and many are still in development. In the future, neuroprosthetic devices such as the one being developed under this contract will combine FES technology with direct control by the human brain to offer a fully functioning closed loop limb movement system for persons with upper extremity paralysis.
About the Cleveland FES Center
The Cleveland Functional Electrical Stimulation (FES) Center, a consortium of the Department of Veterans Affairs, Case Western Reserve University, and MetroHealth Medical Center, provides innovative options for restoring neurological health and function by developing advanced technologies and integrating them into clinical care. The Center’s focus is to improve people’s lives by supporting fundamental research in the neuro-muscular sciences, developing new technologies and methods, performing clinical evaluation and feasibility testing, and promoting the wide-spread deployment of new technologies through professional education and commercial partnerships. More information about the Cleveland FES Center is available at www.fescenter.case.edu. For specific information about the NCMRR/NICHD (National Center for Medical Rehabilitation Research/National Institute of Child Health and Human Development) contract award, please contact Dr. Robert Kirsch at robert.kirsch@case.edu.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, a leader in brain interface technology, is developing products to treat nervous system diseases and disorders by bringing together advances in neuroscience, computer science and engineering. Cyberkinetics’ products are based on over ten years of technology development and cutting-edge neuroscience research at leading academic institutions such as Brown University, the Massachusetts Institute of Technology, Emory University, and the University of Utah.
Cyberkinetics has received FDA clearance to market the NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. The NeuroPort™ System can contribute to the diagnosis and treatment of neurological conditions in patients who have undergone a craniotomy by providing neurologists and neurosurgeons a new resource to detect, transmit and analyze neural activity.
Cyberkinetics’ BrainGate™ System is being designed to give severely paralyzed individuals, as well as individuals with motor impairment from a variety of causes, a long-term, direct brain-computer interface for the purpose of communication and control of a computer, assistive devices, and, ultimately, limb movement.
More information is available at www.cyberkineticsinc.com. For specific information about BrainGate™ clinical trials please send an email to braingateinfo@cktrial.com.

Forward Looking Safe Harbor Statement
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
SOURCE: Cyberkinetics
Cyberkinetics Contact:
Elizabeth A. Razee, 508-549-9981, Ext. 109
erazee@cyberkineticsinc.com
or
Case Western Reserve University Contact:
Laura Martinez Massie, 216-368-4442
www.fescenter.laura.massie@case.edu